U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                   FORM 10-K


                        For Year Ended March 31, 1994

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 Part I - Registrant Information

                              American Rice, Inc.

                    Commission File Number          0-17039


         Texas                                      76-0231626
(State of Incorporation)                  (IRS Employer Identification No.)

         16825 Northchase                              77060
            Suite 1500                               (Zip Code)
           Houston, Texas
(Address of Principal Executive Offices)           (713) 873-8800
                                           (Registrant's Telephone Number)


Part II - Rules 12b-25 (b) and (c)


[X] The reasons described in Part III of this form could not be eliminated without unreasonable effort and expense.

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Part III - Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

The Company needs additional time to complete it's accounting for the acquisition of Comet Rice, Inc. by American Rice, Inc. and the significant refinancing of the combined indebtedness of the two entities.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification.

         Richard N. McCombs                    (713) 873-8800

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed.
                         [X] Yes    [ ]

3. Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?             [X] Yes    [ ]

American Rice, Inc. consumed a Transaction to acquire substantially all the assets and assume all the liabilities of Comet Rice, Inc. on May 26, 1993. As a result of the Transaction, the assets and revenues of the combined companies have substantially increased.

American Rice, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

June 29, 1994                             By  Richard N. McCombs
                                              Executive Vice President